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                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

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                              SCHEDULE 14D-9
                            (AMENDMENT NO. 12)

                   Solicitation/Recommendation Statement
                       Pursuant to Section 14(d)(4)
                  of the Securities Exchange Act of 1934

                                ADT LIMITED
                         (Name of Subject Company)

                                ADT LIMITED
                   (Name of Person(s) Filing Statement)


                 Common Shares, par value $0.10 per share
        (including the associated preference stock purchase rights)
                      (Title of Class of Securities)

                                000915 10 8
                   (CUSIP Number of Class of Securities)


                             Stephen J. Ruzika
                               c/o ADT, Inc.
                           1750 Clint Moore Road
                         Boca Raton, FL 33431-0835
                              (561) 988-3600
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications
               on Behalf of the Person(s) Filing Statement)


                              With a copy to:

                          David W. Ferguson, Esq.
                           Davis Polk & Wardwell
                            450 Lexington Ave.
                         New York, New York 10017

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                               INTRODUCTION

      The Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") originally filed on March 4, 1997, by ADT Limited, a Bermuda corporation ("ADT" or the "Company"), relates to an offer by Western Resources, Inc., a Kansas corporation ("Western"), to exchange a combination of Western common stock, par value $5.00 per share, and cash for any and all of the outstanding common shares, par value $0.10 per share, including the associated preference stock purchase rights, of ADT (the "Common Shares").
All capitalized terms used herein without definition have the respective meanings set forth in the Schedule 14D-9.

Item 8. Additional Information to be Furnished.

      The response to Item 8 is hereby amended by adding the following after the final paragraph under "Other Information":

      On May 19, 1997, ADT Investments filed a preliminary proxy statement with the SEC in opposition to the solicitation of proxies by Western relating to a special meeting of Western's shareholders to be held on June 17, 1997 (or any adjournments, postponements, continuations or reschedulings thereof). Based on filings by Western with the SEC, the matters to be voted on at this special meeting include the issuance of Western common stock in connection with the Western Offer.


                                 SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                              ADT LIMITED

                              By:  /s/ Stephen J. Ruzika
                                   --------------------------------
                                   Stephen J. Ruzika
                                   Chief Financial Officer, Executive Vice
                                   President and Director (Principal
                                   Financial Officer and Principal Accounting
                                   Officer)

Dated: May 20, 1997